UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

075896100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,452,124*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,452,124*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,452,124*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 898,000 Shares underlying long call options currently exercisable

2

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		199,952*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

199,952*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 52,000 Shares underlying long call options currently exercisable

3

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		982,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

982,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 200,000 Shares underlying long call options currently exercisable

4

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

5

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

IA

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

6

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

7

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

8

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

9

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Macellum Home Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		440,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

440,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

10

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Macellum Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		440,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

440,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

11

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Macellum Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		440,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

440,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

12

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Jonathan Duskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		440,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

440,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

13

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,195*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,195*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 83,700 Shares underlying long call options currently exercisable

14

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,380*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,380*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 6,300 Shares underlying long call options currently exercisable

15

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Merlin Partners Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		235,455*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

235,455*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,455*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 81,000 Shares underlying long call options currently exercisable

16

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,121*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,121*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 9,000 Shares underlying long call options currently exercisable

17

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora Special Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

18

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora/Thelen Small-Mid Cap Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		96,780
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

96,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

19

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,826,058*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,826,058*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,826,058*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IA, OO

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

20

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,826,148*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,826,148*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,826,148*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

21

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Victor Herrero Amigo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Theresa R. Backes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

23

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Joseph Boehm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

24

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

David A. Duplantis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

25

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

John E. Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 5,000 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 5,000 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 5,000 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

26

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Sue Ellen Gove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

27

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Janet E. Grove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

28

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Jeffrey A. Kirwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

29

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Jeremy I. Liebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

30

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Jon Lukomnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

31

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Cynthia S. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

32

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Martine M. Reardon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

33

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Hugh R. Rovit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

34

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

35

CUSIP NO. 075896100

1	NAME OF REPORTING PERSON

Alexander W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

36

CUSIP NO. 075896100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Bed Bath & Beyond Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 650 Liberty Avenue, Union, New Jersey 07083.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Special Opportunities, L.P. XII, a Delaware limited partnership (“Legion Partners Special XII”);
(iv)	Legion Partners, LLC, a Delaware limited liability company (“Legion LLC”), which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and the sole member of Legion LLC;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)	Raymond T. White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings (collectively, with Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion LLC, Legion Partner Asset Management, Legion Partners Holdings and Mr. Kiper, the “Legion Group”);
(ix)	Macellum Home Fund, LP, a Delaware limited partnership (“Macellum Home”);
(x)	Macellum Management, LP, a Delaware limited partnership (“Macellum Management”), which serves as the investment manager of Macellum Home;
37

CUSIP NO. 075896100

(xi)	Macellum Advisors GP, LLC, a Delaware limited liability company (“Macellum GP”), which serves as the general partner of Macellum Home;
(xii)	Jonathan Duskin, who serves as the sole member of Macellum GP and as a nominee for the Board of Directors of the Issuer (the “Board”) (collectively, with Macellum Home, Macellum Management, Macellum GP, the “Macellum Group”);
(xiii)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”);
(xiv)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”);
(xv)	Merlin Partners Institutional, LP, a Delaware limited partnership (“Merlin Institutional”);
(xvi)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”);
(xvii)	Ancora Special Opportunity Fund, a series of the Ancora Trust, an Ohio business trust (“Ancora Special Opportunity”);
(xviii)	Ancora/Thelen Small-Mid Cap Fund, a series of the Ancora Trust, an Ohio business trust (“Ancora/Thelen”);
(xix)	Ancora Advisors, LLC, a Nevada limited liability company, which serves as the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors (the “SMAs”);
(xx)	Frederick DiSanto, who serves as the Chairman and Chief Executive Officer of Ancora Advisors (collectively, with Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional and Ancora Merlin, the “Ancora Funds”);
(xxi)	Victor Herrero Amigo, as a nominee for the Board;
(xxii)	Theresa R. Backes, as a nominee for the Board;
(xxiii)	Joseph Boehm, as a nominee for the Board;
(xxiv)	David A. Duplantis, as a nominee for the Board;
(xxv)	John E. Fleming, as a nominee for the Board;
(xxvi)	Sue Ellen Gove, as a nominee for the Board;
38

CUSIP NO. 075896100

(xxvii)	Janet E. Grove, as a nominee for the Board;
(xxviii)	Jeffrey A. Kirwan, as a nominee for the Board;
(xxix)	Jeremy I. Liebowitz, as a nominee for the Board;
(xxx)	Jon Lukomnik, as a nominee for the Board;
(xxxi)	Cynthia S. Murray, as a nominee for the Board;
(xxxii)	Martine M. Reardon, as a nominee for the Board;
(xxxiii)	Hugh R. Rovit, as a nominee for the Board;
(xxxiv)	Joshua E. Schechter, as a nominee for the Board; and
(xxxv)	Alexander W. Smith, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212. The address of the principal office of each of Macellum Home, Macellum Management, Macellum GP and Mr. Duskin is 99 Hudson Street, 5th Floor, New York, New York 10013. The address of the principal office of each of Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen, Ancora Advisors and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124. The principal business address of Mr. Amigo is 38A Ritz-Carlton Residences, 900 Olympic Boulevard, Los Angeles, California 90015. The principal business address of Ms. Backes is 1518 East Verde Boulevard, San Tan Valley, Arizona 85140. The principal business address of Mr. Boehm is 600 Superior Avenue, Suite 1500, Cleveland, Ohio 44114. The principal business address of Mr. Duplantis is 120 Eleventh Avenue #3B, New York, New York, 10011. The principal business address of Mr. Fleming is 5022 Bruce Avenue, Edina, Minnesota 55424. The principal business address of Ms. Gove is 4408 Long Champ Drive #38, Austin, Texas 78746. The principal business address of Ms. Grove is 38 Sun Ridge Circle, Rancho Mirage, California 92270. The principal business address of Mr. Kirwan is 462 West 58th Street, New York, New York 10019. The principal business address of Mr. Liebowitz is 35 West 15th Street #15B, New York, New York 10011. The principal business address of Mr. Lukomnik is 924 West End Avenue, Suite T-4, New York, New York 10025. The principal business address of Ms. Murray is 9959 Brassie Bend, Naples, Florida 34108. The principal business address of Ms. Reardon is 360 East 72nd Street, Apt #3303, New York, New York 10021. The principal business address of Mr. Rovit is 51 Twin Oak Road, Short Hills, New Jersey 07078. The principal business address of Mr. Schechter is 302 S. Mansfield Avenue, Los Angeles, California 90036. The principal business address of Mr. Smith is 35 Watergate Drive #1204, Sarasota, Florida 34236.

39

CUSIP NO. 075896100

(c) The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special XII is investing in securities. The principal business of Legion LLC is serving as the general partner of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II, Legion Partners Special XII and certain other affiliated funds. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and the sole member of Legion LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal business of Macellum Home is investing in securities. The principal business of Macellum Management is serving as the investment manager for Macellum Home. The principal business of Macellum GP is serving as the general partner of Macellum Home and Macellum Management. The principal occupation of Mr. Duskin is serving as Chief Executive Officer of Macellum Capital Management, LLC. The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Special Opportunity and Ancora/Thelen is serving as “open-end” management investment companies, as defined in the Investment Company Act of 1940, as amended, and are separate series of Ancora Trust, an Ohio business trust under a Declaration of Trust dated August 20, 2003. The principal business of Ancora Advisors is serving as a registered investment advisor to certain of its affiliates, including each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora Special Opportunity, Ancora/Thelen and accounts separately managed, including the SMAs. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Advisors. The principal occupation of Mr. Amigo is serving as a private investor. The principal occupation of Ms. Backes is serving as Chief Operating Officer and Managing Director of IPP (Independent Pet Partners), LLC. The principal occupation of Mr. Boehm is serving as Executive Vice President, Retail Leasing at QIC Global Real Estate. The principal occupation of Mr. Duplantis is serving as Founder of David Duplantis Advisory. The principal occupation of Ms. Gove is serving as President of Excelsior Advisors, LLC. The principal occupation of Ms. Grove is serving as a private investor. The principal occupation of Mr. Kirwan is serving as a private investor. The principal occupation of Mr. Liebowitz is serving as Founder of Alchemy-Rx. The principal occupation of Mr. Lukomnik is serving as a Managing Partner of Sinclair Capital LLC. The principal occupation of Ms. Murray is serving as the Founder and Chief Executive Officer of Stanmore Partners. The principal occupation of Ms. Reardon is serving as a private investor. The principal occupation of Mr. Rovit is serving as a private investor. The principal occupation of Mr. Schechter is serving as Chairman of the Board of Directors of SunWorks, Inc. The principal occupation of Mr. Smith is serving as the Chairman of Vitamin Shoppe, Inc.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Kiper, White, Duskin, DiSanto, Amigo, Boehm, Duplantis, Fleming, Kirwan, Liebowitz, Lukomnik, Rovit, Schechter and Smith and Mses. Backes, Gove, Grove, Murray and Reardon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion Partners Holdings, Macellum Home, Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen, and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

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CUSIP NO. 075896100

The aggregate purchase price of the 2,554,125 Shares owned directly by Legion Partners I is approximately $40,007,782, including brokerage commissions. The aggregate purchase price of the 898,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $4,991,337, including brokerage commissions. The aggregate purchase price of the 147,952 Shares owned directly by Legion Partners II is approximately $2,317,504, including brokerage commissions. The aggregate purchase price of the 52,000 Shares underlying certain call options owned directly by Legion Partners II is approximately $289,031, including brokerage commissions. The aggregate purchase price of the 782,000 Shares owned directly by Legion Partners Special XII is approximately $10,775,429, including brokerage commissions. The aggregate purchase price of the 200,000 Shares underlying certain call options owned directly by Legion Partners Special XII is approximately $622,078, including brokerage commissions. The approximately purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,967, including brokerage commissions.

The aggregate purchase price of the 350,915 Shares owned directly by Macellum Home is approximately $5,254,235, including brokerage commissions. The aggregate purchase price of the 89,500 Shares underlying certain call options owned directly by Macellum Home is approximately $199,419, including brokerage commissions.

The aggregate purchase price of the 160,495 Shares owned directly by Ancora Catalyst Institutional is approximately $2,618,790, including brokerage commissions. The aggregate purchase price of the 83,700 Shares underlying certain call options owned directly by Ancora Catalyst Institutional is approximately $96,815, including brokerage commissions. The aggregate purchase price of the 12,080 Shares owned directly by Ancora Catalyst is approximately $197,211, including brokerage commissions. The aggregate purchase price of the 6,300 Shares underlying certain call options owned directly by Ancora Catalyst is approximately $7,287, including brokerage commissions. The aggregate purchase price of the 154,455 Shares owned directly by Merlin Institutional is approximately $2,520,236, including brokerage commissions. The aggregate purchase price of the 81,000 Shares underlying certain call options owned directly by Merlin Institutional is approximately $93,928, including brokerage commissions. The aggregate purchase price of the 18,121 Shares owned directly by Ancora Merlin is approximately $295,831, including brokerage commissions. The aggregate purchase price of the 9,000 Shares underlying certain call options owned directly by Ancora Merlin is approximately $10,436, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned directly by Ancora Special Opportunity is approximately $241,150, including brokerage commissions. The aggregate purchase price of the 96,780 Shares owned directly by Ancora/Thelen is approximately $1,500,848, including brokerage commissions. The aggregate purchase price of the 1,184,127 Shares held in the SMAs is approximately $18,348,628, including brokerage commissions.

The Shares purchased by Mr. Fleming were purchased with personal funds in the open market. The aggregate purchase price of the 5,000 Shares owned directly by Mr. Fleming is approximately $60,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP NO. 075896100

On March 26, 2019, the Reporting Persons issued a press release announcing the nomination of sixteen highly-qualified independent candidates for election to the Board at the Annual Meeting.  In the press release, the Reporting Persons noted that given the magnitude of value destruction at the Issuer, wholesale Board and leadership changes were warranted, including  a search to replace CEO Steven Temares.  The Reporting Persons noted that the Issuer has lost more than  $8 billion in market value over Mr. Temares’ 15-year tenure as CEO, with total shareholder returns of negative 58% and, since early 2015, the stock has lost over 80% of its value.  The Reporting Persons also noted issues with the Board’s long average tenure of 19 years, the Issuer’s excessive executive pay packages, certain governance issues, among other things.  The Reporting Persons intend to deliver a detailed  plan to turn the Issuer around in the near term that will focus on, among other things, recruiting a highly qualified CEO to lead the Issuer going forward, addressing the Issuer’s weak sales, improving gross margins, adopting cost-cutting measures, creating an incentive compensation structure that better aligns pay for performance, and reviewing all non-core businesses and assessing their value as part of the business or their potential value to other parties.  A copy of the press release is attached hereto as Exhibit 99.1.

On March 26, 2019 Legion Partners Holdings delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of sixteen highly qualified candidates, Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, Jonathan Duskin, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith (collectively, the “Nominees”), for election to the Board at the Issuer’s 2019 annual meeting of shareholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Victor Herrero Amigo, age 50, most recently served as Chief Executive Officer and Director of Guess?, Inc. (NYSE: GES), an American clothing brand and retailer, from July 2015 to February 2019. Prior to joining Guess?, Inc., Mr. Herrero held several positions with Inditex Group, the world's largest fashion retailer with brands including Zara, Massimo Dutti, Pull & Bear, Bershka, and Stradivarius. From September 2012 until July 2015, Mr. Herrero served Inditex Group as its Head of Asia Pacific, where he was responsible for all aspects of the Asia business for all brands including the sourcing organization. Prior to that position, Mr. Herrero served as Inditex Group's Head of North Asia and India from May 2010 to August 2012, where he was responsible for all aspects of the business in those markets. Mr. Herrero joined Inditex Group in 2003 and served in a variety of other capacities during his tenure there. Prior to joining Inditex Group, Mr. Herrero served as a management consultant for Arthur Andersen in Asia from 1998 to 2002. He currently serves on the Boards of Directors of several companies and organizations including, Clarks, a global shoe brand and retailer, since March 2019, Global Fashion Group, a e-commerce fashion site operator for high growth markets, since January 2019, Grupo Coppel, a Mexican consumer finance and retail conglomerate, since January 2018 and the Kellogg Alumni Advisory Board in Hong Kong, since January 2010. He was previously a Board Member of the Spanish Chamber of Commerce in Hong Kong, from 1999 to 2001. Mr. Herrero holds an M.B.A. from the Kellogg School of Management at Northwestern University, a B.A. in Business Administration from the Ecole Superieure de Commerce de Paris (ESCP Europe) in Paris, France, and a Bachelor's of Law Degree from the Universidad de Zaragoza in Spain.

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Theresa R. Backes, age 61, has served as the Chief Operating Officer and Managing Director of IPP (Independent Pet Partners), LLC, which operates nearly 150 independent Premium and Natural Pet Wellness Centers across the United States, since August 2017. From November 2015 until August 2017, Ms. Backes served as Chief Operating Officer of Kriser’s Natural Pet, a retailer of natural pet food. From January 2014 to November 2015, Ms. Backes served as a consultant to several start-ups on a pro bono basis. From October 2007 until January 2014, Ms. Backes worked at Francesca’s Holdings Corporation, a U.S. women's specialty value retailer, initially serving as Chief Operating Officer and later becoming President and Chief Operating Officer in January 2013. From 2004 until 2007, Ms. Backes served as the Vice President, Operations and Services at David’s Bridal. She also served in senior operations positions at Gap, Inc. (Sr. Director Operations – Banana Republic) and Gymboree (SVP Stores and Operations) for Gymboree Retail and Play Centers. Ms. Backes holds a BFA in Design from Arizona State University.

Joseph Boehm, age 56, has served as Executive Vice President, Retail Leasing at QIC Global Real Estate, an owner and manager of retail and commercial properties across Australia and the US, since August 2017.  From 1997 until August 2017, Mr. Boehm served as Executive Vice President, Retail Leasing at Forest City Enterprises, a provider of real estate services.  Mr. Boehm graduated from Miami University with a BS in Accounting. He has been a member of the International Council of Shopping Centers (ICSC) for twenty-eight years, where he has been active in the University of Shopping Centers at the Wharton School on the campus of the University of Pennsylvania as a faculty member, Assistant Dean, and Dean of the Leasing School.

David A. Duplantis, age 54, has served as the Founder of David Duplantis Advisory, an independent advisor and advisory board member to early stage companies in fashion, media, and technology, since August 2017. Prior to that, Mr. Duplantis held a number of senior level management positions at Coach, Inc. (“Coach”), a global fashion company, from 1998 to July 2016, including most recently as President, Global Marketing, Digital, CRM & Customer Experience, from January 2015 to July 2016, President and Executive VP, Global Web, Digital Media & Customer Engagement, from August 2011 to December 2014, and Senior Vice President, Global Web & Digital Media, from July 2009 to July 2011 and North American Retail & Internet, from August 2005 to June 2009. Mr. Duplantis began his career working for a variety of retailers including, J. Crew, Inc. (1995 to 1998), The GAP, Inc. (NYSE: GPS) (1993 to 1995), and Macy’s WEST (1986 to 1993).

Jonathan Duskin, age 51, has served as Chief Executive Officer of Macellum Capital Management, LLC, a Delaware limited liability company (“Macellum Capital”), which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum GP, which is the general partner of Macellum Capital, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the board of directors of Citi Trends, Inc. (NASDAQ: CTRN), a retail clothing chain selling discounted products targeted primarily at urban customers, since May 2017, Christopher & Banks Corporation (NYSE:CBK), a retail company, since June 2016. Mr. Duskin previously served on the boards of directors of The Wet Seal, Inc., Whitehall Jewelers, Inc. and Furniture.com Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.

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John E. Fleming, age 60, has served as a member of the Advisory Board of UNTUCKit LLC, a casual men’s apparel company, since December 2017, as a member of the Board of Directors of r21Holdings, Inc., a specialty retailer of young men and women's casual apparel and accessories, since August 2017, and as a member of the Board of Directors of The Visual Comfort Group, a lighting company that serves both wholesale and direct to consumer channels, since May 2017. Additionally, Mr. Fleming has served as an independent director and advisor since August 2016. Previously, Mr. Fleming was most recently the Chief Executive Officer of Global eCommerce of Uniqlo Co. Ltd., a Japanese casual wear designer, manufacturer and retailer, from October 2013 to August 2016. Prior to that, he was at Walmart, Inc. (NYSE: WMT) (“Walmart”), a multinational retail corporation, from 2000 to 2010, where he held a number of executive positions, including Executive Vice President, Chief Marketing Officer (2005 to 2006) and Executive Vice President, Chief Merchandising Officer (2007 to 2010). From 2001 to 2005, Mr. Fleming was the Chief Executive Officer of Walmart.com, Walmart’s e-commerce platform, and was the Chief Merchandising Officer in 2000. He began his career at Dayton Hudson, previously a department store chain, and rose through the ranks to become the Senior Vice President of Merchandising. He was at Dayton Hudson from 1981 to 2000. Since April 2005, Mr. Fleming has served on the Board of Directors of USA Hockey Foundation, the philanthropic arm of USA Hockey. He previously served on the Board of Directors of each of Stick Fix, an online subscription and personal styling service, from 2012 to 2014, Bi-Lo Holdings, LLC, a subsidiary of Southeastern Grocers, a supermarket portfolio, from 2012 to 2014 and Walmart de México y Centroamérica, the Mexican and Central American Walmart division, from 2006 to 2009. Mr. Fleming received his B.A. from Colorado College.

Sue Ellen Gove, age 60, is President of Excelsior Advisors, LLC, a retail consulting and advisory firm, and serves as a Senior Advisor to Alvarez & Marsal, a corporate consulting firm. Prior to founding Excelsior Advisors in August 2014, she was the President and Chief Executive Officer of Golfsmith International Holdings, Inc., an American golf specialty retailer, from October 2012 to April 2014 and President, from February 2012 to April 2014. Ms. Gove also served Golfsmith as Chief Operating Officer from September 2008 to October 2012, as Chief Financial Officer from March 2009 to July 2012 and as Executive Vice President from September 2008 to February 2012. In addition, Ms. Gove spent 25 years at Zale Corporation (NYSE: ZLC), a jewelry retailer, where she served in senior financial, operating and strategic roles, culminating in the EVP and Chief Operating Officer role. Ms. Gove currently serves on the boards of Tailored Brands, Inc. (NYSE: TLRD), retail holding company for various men's apparel stores since August 2017 and Iconix Brand Group, Inc. (NASDAQ: ICON), a brand management company. Previously, she was a director of each of Logitech International SA (NASDAQ: LOGI), a provider of personal computer and mobile peripherals, from September 2015 until September 2018 and AutoZone Inc. (NYSE: AZO), a retailer of aftermarket automotive parts and accessories, from July 2005 until December 2017. Ms. Gove received her BBA from the University of Texas at Austin.

Janet E. Grove, age 68, most recently served as Vice Chairman of Macy’s, Inc., a retailer and operator of department stores, from February 2003 until her retirement in June 2011 and also served as Chairman and Chief Executive Officer of Macy’s Merchandising Group, Inc. from 1999 until 2009. Prior to those positions, Ms. Grove held various senior management positions for Macy’s West. Ms. Grove also served as Senior Vice President, General Merchandise Manager of the Home Store. Ms. Grove previously served on the Board of Directors for each of Safeway, Inc., a supermarket chain, from October 2004 until January 2015, Aeropostale, Inc., a shopping mall based specialty retailer, from February 2012 until May 2016 and ClubCorp Holdings, Inc., an owner and operator of private golf and country clubs, from August 2013 until September 2017. Ms. Grove served in an advisory role to the Chief Executive Officer and senior management for Karstadt Department Stores, a German department store chain, from April 2012 to November 2014. Since 2018, Ms. Grove has been a member of the American Cancer Society’s Desert Coastal Area Board, which encompasses parts of both California and Nevada. Ms. Grove holds a B.S. in Marketing from California State University in Hayward.

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CUSIP NO. 075896100

Jeffrey A. Kirwan, age 52, will be appointed Executive Chairman of Maurices Incorporated (“maurices”), a specialty retailer focused on women’s value apparel, upon the closing of the acquisition of a majority equity stake in maurices by OpCapita Consumer Opportunities Fund II LP, which is expected to close by early summer 2019. Previously, Mr. Kirwan served as the Global President and Chief Executive Officer, Gap (“Gap”), a division of The Gap, Inc. (NYSE: GPS), a worldwide clothing and accessories retailer, from December 2014 until March 2018. Prior to that, he worked at Gap China as Executive Vice President and President, from February 2013 to December 2014, and as Senior Vice President, Managing Director and Chief Operating Officer from May 2011 to February 2013. Previously, he worked as Senior Vice President, Stores and Operations, Old Navy, a division of The Gap, Inc., from August 2008 to May 2011, and at Old Navy Canady as Senior Vice President and General Manager, from March 2008 to August 2008, and as Vice President and General Manager, from April 2007 to March 2008. Mr. Kirwan received his B.S. from Rhode Island College and an M.B.A. from the University of Maryland University College.

Jeremy I. Liebowitz, age 49, serves as a Founder of Alchemy-Rx, a strategy, marketing and eCommerce agency, since October 2018. Prior to that, he held a series of executive positions at Newell Brands Inc. (NASDAQ: NWL), a worldwide marketer of consumer and commercial products with a portfolio of brands, where he eventually became the division CEO of Global eCommerce, from June 2013 to June 2018. Mr. Liebowitz was the Vice President of Digital Commerce & Marketing of Jarden Corporation, a consumer products company, from November 2007 to April 2013. From April 2006 to August 2007, Mr. Liebowitz was a Director of Customer Marketing at L Brands, Inc. (NYSE: LB), a fashion retailer, and AVP of eCommerce and Direct Marketing at TracFone Wireless, Inc., a prepaid mobile virtual network operator, from February 2004 to April 2006. He was a consultant in consumer marketing/ eCommerce from January 2002 to February 2004. He was the Vice President of Marketing at Gerald Stevens, Inc., and a Senior Manager of Marketing at 1800flowers.com (NASDAQ: FLWS), from January 1999 to 2002 and August 1995 to December 1998, respectively. Mr. Liebowitz received his B.A. from the University of Southern California.

Jon Lukomnik, age 62, has served as a Managing Partner of Sinclair Capital LLC, a strategic consulting firm to institutional investors, since 2000, in addition to serving as a Senior Fellow of High Meadows Institute, an institute focused on strengthening the role of business leadership in a sustainable society, since March 2019. Previously, Mr. Lukomnik served as Executive Director for the IRRC Institute, a non-profit that focuses on the informational needs of investors with regard to issues of capital market structure and corporate responsibility, from 2008 until 2018. Prior to that, he served as Managing Director, Head of Business Development and Strategic Planning for CDC Investment Management Corp., an asset management firm, from 1998 to 2000. From 1994 to 1998, he served as the Deputy Comptroller for Pensions and Asset Management for the City of New York. Currently, Mr. Lukomnik serves as a director for Van Eck Mutual Funds and Insurance Trusts, since 2006 and Van Eck ICAV Ireland, since 2014. Previously, Mr. Lukomnik served as a director for the Van Eck SIVAC Luxembourg, from 2014 to 2017, Sears Canada Inc., the Canadian subsidiary of the Sears department store chain, from 2006 to 2010, AutoEurope, a large car rental wholesale company, from 2004 to 2005, and GovernanceMetrics  International, a corporate governance research and ratings firm, from 2000 to 2004. Additionally, Mr. Lukomnik has served as a director for several non-profits, including the Forward Association, from 2006 until 2015 and the New York Classical Theatre, from 2005 until 2014. Further, Mr. Lukomnik currently sits on the Standing Advisory Group of the Public Company Accounting Oversight Board, since 2015, the Deloitte LLP Audit Quality Advisory Council, since 2013. Mr. Lukomnik received a BA from Columbia University and undertook graduate work in Business and Public Administration at New York University.

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Cynthia S. Murray (Cinny), age 61, is the Founder and has served as Chief Executive Officer of Stanmore Partners, a senior leadership consultant to CEOs, private equity firms, and start-ups, since July 2018. From January 2017 to July 2018, she was the President of Fullbeauty Brands, a plus size women’s and men’s apparel and home goods holding company. Prior to that, she was the Brand President of Chico’s at Chico’s FAS, Inc. (NYSE: CHS), a women’s clothing chain, from February 2009 to September 2016.From 2004 to 2009, Ms. Murray served as the Executive Vice President of Stage Stores, Inc., a department store retailer of moderately priced, name-brand apparel, accessories, cosmetics, footwear and home goods. She was also the Senior Vice President of Talbots, Inc., a specialty retailer and direct marketer of women's clothing, shoes and fashion accessories, from 1998 to 2004. Ms. Murray was also the Vice President of Saks Fifth Avenue/ Saks Off Fifth, from 1997 to 2009. Ms. Murray served on the Board of Directors of Francesca’s Collections, a specialty retailer offering women’s apparel, jewelry, shoes accessories and gift items, from 2008 to 2009. She currently serves on the Board of Trustees and was the Honorary Chair of the Naples Shelter for Women and Children. Additionally, she serves on the Board of Governors for the FSU School of Business and was inducted to the Florida State University College of Business Hall of Fame in 2014. She holds a B.S. in Business from the Florida State University.

Martine M. Reardon, age 56, is a corporate director with over 30 years of retail marketing experience including her most recent role as Chief Marketing Officer at Macy's Inc. (NYSE: M), a retailer and operator of department stores, from February 2012 until she retired in May 2016. Prior to that, Ms. Reardon previously held various progressively senior roles at Macy's Inc., including as Executive Vice President for Marketing from February 2009 to February 2012, Executive Vice President of National Marketing Strategy, Events and Public Relations at Macy's Corporate Marketing from 2007 until 2009 and as its Senior Vice President of Marketing and Sales Promotion at New York-based Macy's East from 2002 to 2007. Ms. Reardon began her retail career in special events at Federated's Abraham & Straus division in Brooklyn in 1984. Ms. Reardon is a strategic advisor to the National Retail Federation and on the advisory boards of Lumanu, Inc., Collette Travel and Mohawk Fine Papers.  Ms. Reardon serves on the Board of Directors of Empire Company Limited (TSX: EMP.A), a $24.4 billion dollar Canadian company whose key businesses are food retailing, pharmacy and related real estate, since January 2017. Ms. Reardon holds a B.S. from St. Francis College.

Hugh R. Rovit, age 58, is a corporate director who most recently was the Chief Executive Officer of Ellery Homestyles LLC, a supplier of consumer products to major retailers, from May 2013 to September 2018. Prior to that, he was the Chief Executive Officer of Sure Fit, Inc., a provider of ready-made slipcovers and related accessories, from May 2006 to December 2012. Previously, he was a Principal at Masson & Company, LLC, a provider of interim and crisis management, from 2001 to 2005. From 1998 to 2001, Mr. Rovit served as Chief Operation Officer and Chief Financial Officer of Best Manufacturing, Inc., a provider of institutional linen and service apparel. Before that, Mr. Rovit served as Chief Financial Officer at Royce Hosiery Mills, Inc., a designer of brand name hosiery, from 1991 to 1998. Prior to that, Mr. Rovit served as the assistant to the Chairman at The Natori Company, Inc., a women’s fashion designer and manufacturer, from 1988 to 1991. Mr. Rovit worked as an associate at Lehman Brothers, a global financial services firm, from 1987 to 1988, and as an analyst, from 1983 to 1984. Currently, Mr. Rovit has served on the board of directors for each of Spectrum Brands Holdings, Inc. (NYSE: SPB), a global and diversified consumer products company, since 2010 and Xpress Retail, LLC, a self-service movie rental kiosk operator, since 2015. Previously, Mr. Rovit has served on the board of directors for each of Twin-Star International, Inc., a designer and manufacturer of home furnishings and electric fireplaces, from 2015 to 2016, Nellson Nutraceutical, LLC, a manufacturer and formulator of branded and private-label nutritional products, from 2007 to 2013, Oneida Ltd., a manufacturer and marketer of stainless steel flatware and tabletop products, from 2004 to 2011, Cosmetic Essence LLC, a beauty care products and cosmetics provider, from 2009 to 2010 and Atkins Nutritionals, a nutritional products supplier, from 2005 to 2007. Mr. Rovit received his B.A. from Dartmouth College and holds an M.B.A. from Harvard Business School.

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Joshua E. Schechter, 45, is a private investor. Mr. Schechter has also served as Chairman of the Board of Directors of SunWorks, Inc. (NASDAQ: SUNW), a premier provider of high-performance solar power solutions, since May 2018 and as a director since April 2018, as a director of Genesco Inc. (NYSE: GCO), a specialty retailer of footwear and accessories, since April 2018, Viad Corp (NYSE:VVI), an S&P SmallCap 600 international experiential services company, since April 2015, and a director of Support.com, Inc. (NASDAQ:SPRT), a leading provider of cloud-based software and services, since June 2016. He previously served as a director of Aderans Co., Ltd. (TYO:8170) (“Aderans”), a multi-national company engaged in hair-related business, and as the Executive Chairman of Aderans America Holdings, Inc., Aderans’ holding company in the United States, from August 2008 to May 2015. From 2001 to June 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and from 2008 to June 2013, Mr. Schechter served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter previously served on the board of directors of The Pantry, Inc. (formerly NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, from March 2014 until the completion of its sale in March 2015; WHX Corporation (n/k/a Handy & Harman Ltd.) (formerly NASDAQ:HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves, from 2005 until 2008; and Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting and a BBA from The University of Texas at Austin.

Alexander W. Smith, age 66, has served as the Chairman of Vitamin Shoppe, Inc. (NYSE: VSI), a retailer of nutritional supplements, since December 2017 and has been a member of its Board of Directors since April 2017. Mr. Smith currently serves as a director of Art Van Furniture, LLC, a furniture retail company, since June 2017 and as a director of Bluestem Group Inc. (OTC:MKTS), which through its subsidiaries offers a selection of name-brand, private label, and non-branded merchandise through Internet Websites and catalog serving low to middle income consumers in the United States, since April 2017. Previously, Mr. Smith served as President, Chief Executive Officer and a member of the Board of Directors of Pier 1 Imports, Inc. ("Pier 1 Imports")(NYSE:PIR), an omnichannel retailer specializing in imported home furnishings and decor, particularly furniture, table-top items, decorative accessories, and seasonal décor, from February 2007 until December 2016. Prior to joining Pier 1 Imports, from 1995 until 2007, Mr. Smith was employed by TJX Companies, Inc. (NYSE:TJX), an off-price department store corporation, where he was instrumental in the development of TK Maxx in the U.K, and served as Group President, where his responsibilities included Winners in Canada, Home Goods, TJ Maxx and Marshalls, plus a number of corporate functions. From December 2013 to July 2016, Mr. Smith served as a director of Tumi, Inc., a manufacturer of high-end suitcases and bags for travel. From June 2007 to April 2011, Mr. Smith also served as a director of Papa John's International, Inc. (NASDAQ: PZZA). Mr. Smith holds a BSc and Doctor of Civil Law honoris causa degree from the University of East Anglia.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have had and anticipate having further discussions with management and the Board of the Issuer relating to the Issuer’s underperformance, overall business strategy, board composition (which include reconstitution of the Board), corporate governance, management accountability, capital allocation, and the evaluation of strategic alternatives. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 137,472,453 Shares outstanding as of December 1, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 9, 2019.

A.	Legion Partners I
(a)	As of the close of business on March 29, 2019, Legion Partners I beneficially owned directly 3,452,124 Shares, including 898,000 Shares underlying long call options.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,452,124
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,452,124

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on March 29, 2019, Legion Partners II beneficially owned directly 199,952 Shares, including 52,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 199,952
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 199,952

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special XII
(a)	As of the close of business on March 29, 2019, Legion Partners Special XII beneficially owned directly 982,000 Shares, including 200,000 Shares underlying long call options.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 982,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 982,000

(c)	The transactions in the securities of the Issuer by Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
49

CUSIP NO. 075896100

F.	Legion Partners Holdings
(a)	As of the close of business on March 28, 2019, Legion Partners Holdings beneficially owned directly 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options, (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options and (iv) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Macellum Home
(a)	As of the close of business on March 29, 2019, Macellum Home beneficially owned directly 440,415 Shares, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

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CUSIP NO. 075896100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 440,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 440,415

(c)	The transactions in the securities of the Issuer by Macellum Home during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Macellum Management
(a)	As the investment manager of Macellum Home, Macellum Managment may be deemed the beneficial owner of the 440,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 440,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 440,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Home during the past sixty days are set forth in Schedule A and are incorporated herein by reference
J.	Macellum GP
(a)	As the general partner of Macellum Home, Macellum GP may be deemed the beneficial owner of the 440,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 440,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 440,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Home during the past sixty days are set forth in Schedule A and are incorporated herein by reference
K.	Jonathan Duskin
(a)	Mr. Duskin, as the sole member of Macellum GP, may be deemed the beneficial owner of the 440,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

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CUSIP NO. 075896100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 440,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 440,415

(c)	Mr. Duskin has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Macellum Home during the past sixty days are set forth in Schedule A and are incorporated herein by reference
L.	Ancora Catalyst Institutional
(a)	As of the close of business on March 29, 2019, Ancora Catalyst Institutional beneficially owned directly 244,195 Shares, including 83,700 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 244,195
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 244,195

(c)	The transactions in the securities of the Issuer by Ancora Catalyst Institutional during the past sixty days are set forth in Schedule A and are incorporated herein by reference
M.	Ancora Catalyst
(a)	As of the close of business on March 29, 2019, Ancora Catalyst beneficially owned directly 18,380 Shares, including 6,300 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,380
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,380

(c)	The transactions in the securities of the Issuer by Ancora Catalyst during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Merlin Institutional
(a)	As of the close of business on March 29, 2019, Merlin Institutional beneficially owned directly 235,455 Shares, including 81,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 235,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 235,455
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CUSIP NO. 075896100

(c)	The transactions in the securities of the Issuer by Merlin Institutional during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Ancora Merlin
(a)	As of the close of business on March 29, 2019, Ancora Merlin beneficially owned directly 27,121 Shares, including 9,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,121
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 27,121

(c)	The transactions in the securities of the Issuer by Ancora Merlin during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
P.	Ancora Special Opportunity
(a)	As of the close of business on March 29, 2019, Ancora Special Opportunity beneficially owned directly 20,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

(c)	The transactions in the securities of the Issuer by Ancora Special Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Q.	Ancora/Thelen
(a)	As of the close of business on March 29, 2019, Ancora/Thelen beneficially owned directly 96,780 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 96,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 96,780

(c)	The transactions in the securities of the Issuer by Ancora/Thelen during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP NO. 075896100

R.	Ancora Advisors
(a)	As the investment advisor to each of the Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs, Ancora Advisors may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,184,127 Shares held in the SMAs.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,826,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,826,058

(c)	Ancora Advisors has not entered into any transactions in the securities of the Issuer during the past sixty days The transactions in the securities of the Issuer by each of the Ancora Catalyst Institutional, Ancora Catalyst, Ancora Advisors, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
S.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,184,127 Shares held in the SMAs.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,826,058
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,826,058

(c)	Mr. DiSanto has not entered into any transactions in the securities of the Issuer during the past sixty days The transactions in the securities of the Issuer by each of the Ancora Catalyst Institutional, Ancora Catalyst, Ancora Advisors, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
54

CUSIP NO. 075896100

T.	Messrs. Amigo, Boehm, Duplantis, Kirwan, Liebowitz, Lukomnik, Rovit, Schechter and Smith and Mses. Backes, Gove, Grove, Murray and Reardon
(a)	As of the close of business on March 28, 2019, Messrs. Amigo, Boehm, Duplantis, Fleming, Kirwan, Liebowitz, Lukomnik, Rovit, Schechter and Smith and Mses. Backes, Gove, Grove, Murray and Reardon did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Neither Messrs. Amigo, Boehm, Duplantis, Kirwan, Liebowitz, Lukomnik, Rovit, Schechter and Smith nor Mses. Backes, Gove, Grove, Murray and Reardon has entered into any transactions in the securities of the Issuer during the past sixty days.
U.	Mr. Fleming
(a)	As of the close of business on March 28, 2019, Mr. Fleming beneficially owned directly 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fleming has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Legion Partners I, Legion Partners II and Legion Partners Special XII purchased in the over the counter market American-style call options referencing an aggregate of 898,000 Shares, 52,000 Shares and 200,000 Shares, respectively, which are currently exercisable, have an exercise price of $12.50 per Share and expire on January 17, 2020, as further described on Schedule A hereto.

55

CUSIP NO. 075896100

On March 25, 2019, Macellum Home purchased in the over the counter market American-style call options referencing an aggregate of (i) 43,000 Shares, which have an exercise price of $14.00 and expire on November 15, 2019 and (ii) 46,500 Shares, which have an exercise price of $15.00 and expire on January 17, 2020, as further described on Schedule A hereto.

On March 25, 2019, Ancora Catalyst Institutional purchased in the over the counter market American-style call options referencing an aggregate of 83,700 Shares, which have an exercise price of $16.00 and expire on August 16, 2019, Ancora Catalyst purchased in the over the counter market American-style call options referencing an aggregate of 6,300 Shares, which have an exercise price of $16.00 and expire on August 16, 2019, Merlin Institutional purchased in the over the counter market American-style call options referencing an aggregate of 81,000 Shares, which have an exercise price of $16.00 and expire on August 16, 2019, and Ancora Merlin purchased in the over the counter market American-style call options referencing an aggregate of 9,000 Shares, which have an exercise price of $16.00 and expire on August 16, 2019, as further described on Schedule A hereto.

On March 20, 2019, the Legion Group, the Macellum Group, the Ancora Funds, Ancora Advisors and Mr. DiSanto entered into a Group Agreement (the “Group Agreement”) in which, among other things, (a) they agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) they agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Legion Partners Holdings, to the Board at the Annual Meeting (the “Solicitation”), (c) they agreed to provide notice to the Group’s legal counsel and a representative of the Legion Group of all trading in the securities of the Issuer, and not sell or hedge any securities of the Issuer without the prior written consent of the other parties, and (d) the Legion Group, the Macellum Group and the Ancora Funds agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the members to the Group Agreement in connection with the Solicitation, subject to certain limitations, on a pro rata basis. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 26, 2019, the Nominees (other than Mr. Duskin), Ancora Special Opportunity and Ancora/Thelen have entered into a joinder agreement agreeing to be bound by the terms of the Group Agreement (the “Joinder Agreement”). In addition, the Nominees (other than Mr. Duskin) have agreed, pursuant to the Joinder Agreement, not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company, undertake any expenses in connection with the Solicitation or communicate on behalf of the Group with regards to the Company without the prior written consent of the Legion Group. The Joinder Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On March 26, 2019, Legion Partners Holdings, Macellum Home and the Ancora Funds entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees except Mr. Duskin, pursuant to which each of Legion Partners Holdings, Macellum Home and the Ancora Funds have agreed to indemnify such Nominees against claims arising from the Solicitation and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Each of the Nominees except Mr. Duskin, has granted Jonathan Duskin and Christopher S. Kiper, powers of attorney to execute certain SEC filings and other documents in connection with the Solicitation. A form of Powers of Attorney is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

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CUSIP NO. 075896100

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
99.1	Press Release, dated March 26, 2019.
99.2	Group Agreement by and among, among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Raymond White, Macellum Home Fund, LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Merlin Partners Institutional, LP, Ancora Merlin, LP, Ancora Advisors, LLC and Frederick DiSanto, dated March 20, 2019.
99.3	Joinder Agreement by and among, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Raymond White, Macellum Home Fund, LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Merlin Partners Institutional, LP, Ancora Merlin, LP, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, Ancora Advisors, LLC, Frederick DiSanto, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith, dated March 25, 2019.
99.4	Form of Indemnification Letter Agreement.
99.5	Form of Powers of Attorney.
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CUSIP NO. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XII

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP NO. 075896100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper

Christopher S. Kiper

Individually and as attorney-in-fact for Victor Herrero Amigo, Theresa R. Backes, Joseph Boehm, David A. Duplantis, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Jon Lukomnik, Cynthia S. Murray, Martine M. Reardon, Hugh R. Rovit, Joshua E. Schechter and Alexander W. Smith

/s/ Raymond T. White
Raymond T. White

59

CUSIP NO. 075896100

Macellum Home Fund, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Management, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Advisors GP, LLC

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

/s/ Jonathan Duskin
Jonathan Duskin

60

CUSIP NO. 075896100

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Merlin Partners Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Special Opportunity Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora/Thelen Small-Mid Cap Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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CUSIP NO. 075896100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Legion Partners, L.P. I

Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(290,800)	$0.2298	02/07/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(44,800)	$0.2475	02/08/2019
Short Sale of March 8, 2019 Put Options ($16.00 Strike Price)[2]	(84,400)	$1.0000	02/08/2019
Purchase of Common Stock	141,641	$15.2937	02/11/2019
Purchase of Common Stock	141,641	$15.4147	02/11/2019
Purchase of Common Stock	124,644	$15.3367	02/11/2019
Short Sale of February 22, 2019 Put Options ($16.50 Strike Price)[1]	(132,200)	$0.6783	02/13/2019
Short Sale of March 1, 2019 Put Options ($16.50 Strike Price)[1]	(96,600)	$0.5986	02/14/2019
Purchase of Common Stock	162,752	$17.0225	02/14/2019
Purchase of Common Stock	141,787	$17.0453	02/14/2019
Purchase of Common Stock	141,787	$16.8264	02/14/2019
Purchase of Common Stock	141,787	$17.0453	02/14/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	898,000	$5.5479	02/15/2019
Purchase of Common Stock	47,053	$16.8383	02/25/2019
Purchase of Common Stock	149,175	$16.7979	02/26/2019
Purchase of Common Stock	55,062	$16.6883	03/01/2019
Purchase of Common Stock	38,281	$16.1393	03/04/2019
Purchase of Common Stock	127,573	$15.6583	03/06/2019
Purchase of Common Stock[4]	84,400	$15.0104	03/08/2019
Purchase of Common Stock	57,188	$15.0627	03/11/2019
Purchase of Common Stock	70,894	$15.0647	03/11/2019
Purchase of Common Stock	70,894	$15.0410	03/11/2019

1 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which expired on or prior to March 1, 2019.

2 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were assigned on March 8, 2019, the expiration date.

3 Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of January 17, 2020.

4Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $16.00 and would have expired on March 8, 2019.

CUSIP NO. 075896100

Legion Partners, L.P. II

Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(16,800)	$0.2298	02/07/2019
Short Sale of February 15, 2019 Put Options ($15.00 Strike Price)[1]	(2,600)	$0.2475	02/08/2019
Short Sale of March 8, 2019 Put Options ($16.00 Strike Price)[2]	(4,900)	$1.0000	02/08/2019
Purchase of Common Stock	8,359	$15.2937	02/11/2019
Purchase of Common Stock	8,359	$15.4147	02/11/2019
Purchase of Common Stock	7,356	$15.3367	02/11/2019
Short Sale of February 22, 2019 Put Options ($16.50 Strike Price)[1]	(7,700)	$0.6783	02/13/2019
Short Sale of March 1, 2019 Put Options ($16.50 Strike Price)[1]	(5,600)	$0.5986	02/14/2019
Purchase of Common Stock	9,427	$17.0225	02/14/2019
Purchase of Common Stock	8,213	$17.0453	02/14/2019
Purchase of Common Stock	8,213	$16.8264	02/14/2019
Purchase of Common Stock	8,213	$17.0453	02/14/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	52,000	$5.5479	02/15/2019
Purchase of Common Stock	2,689	$16.8383	02/25/2019
Purchase of Common Stock	8,525	$16.7979	02/26/2019
Purchase of Common Stock	3,193	$16.6883	03/01/2019
Purchase of Common Stock	2,219	$16.1393	03/04/2019
Purchase of Common Stock	7,389	$15.6583	03/06/2019
Purchase of Common Stock[4]	4,900	$15.0104	03/08/2019
Purchase of Common Stock	3,312	$15.0627	03/11/2019
Purchase of Common Stock	4,106	$15.0647	03/11/2019
Purchase of Common Stock	4,106	$15.0410	03/11/2019

Legion Partners Special Opportunities, L.P. XII

Purchase of Common Stock	130,000	$13.9885	03/19/2019
Purchase of Common Stock	120,000	$13.7615	03/20/2019
Purchase of Common Stock	150,000	$13.7077	03/22/2019
Purchase of Common Stock	150,000	$13.6626	03/22/2019
Purchase of Common Stock	150,000	$13.7436	03/22/2019
Purchase of Common Stock	82,000	$13.7334	03/22/2019
Purchase of January 17, 2020 Call Options ($12.50 Strike Price)[3]	200,000	$3.1000	03/22/2019

Macellum Home Fund, LP

Purchase of Common Stock	3,000	$15.5662	02/07/2019
Purchase of Common Stock	5,000	$16.9283	02/14/2019
Purchase of Common Stock	3,000	$16.8272	02/19/2014
Purchase of Common Stock	6,500	$15.6503	03/04/2019
Purchase of Common Stock	3,200	$15.6676	03/05/2019

CUSIP NO. 075896100

Purchase of Common Stock	6,802	$15.0483	03/11/2019
Purchase of Common Stock	132,312	$15.4667	03/12/2019
Purchase of Common Stock	4,500	$14.8787	03/15/2019
Purchase of Common Stock	73,000	$13.8314	03/21/2019
Purchase of Common Stock	73,000	$13.7359	03/22/2019
Purchase of November 15, 2019 Call Options ($14.00 Strike Price)[5]	43,000	$2.3199	03/25/2019
Purchase of January 17, 2020 Call Options ($15.00 Strike Price)[3]	46,500	$2.1433	03/25/2019
Purchase of Common Stock	27,000	$16.9672	03/26/2019
Purchase of Common Stock	1,601	$16.6030	03/27/2019
Purchase of Common Stock	12,000	$17.2971	03/28/2019

Ancora Catalyst Institutional, LP

Purchase of Common Stock	46,500	$15.2427	03/11/2019
Purchase of Common Stock	27,642	$15.5223	03/12/2019
Purchase of Common Stock	23,113	$15.3795	03/12/2019
Purchase of Common Stock	93,000	$15.6497	03/13/2019
Purchase of Common Stock	41,850	$15.5699	03/13/2019
Purchase of Common Stock	93,000	$15.1015	03/14/2019
Sale of Common Stock	(46,500)	$14.5668	03/15/2019
Sale of Common Stock	(46,500)	$14.4568	03/15/2019
Sale of Common Stock	(41,850)	$14.4568	03/15/2019
Sale of Common Stock	(27,642)	$14.4568	03/15/2019
Sale of Common Stock	(2,118)	$14.4568	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)	83,700	$1.1567	03/25/2019

Ancora Catalyst, LP

Purchase of Common Stock	3,500	$15.2427	03/11/2019
Purchase of Common Stock	2,080	$15.5290	03/12/2019
Purchase of Common Stock	1,740	$15.3874	03/12/2019
Purchase of Common Stock	7,000	$15.6516	03/13/2019
Purchase of Common Stock	3,150	$15.5743	03/13/2019
Purchase of Common Stock	7,000	$15.1034	03/14/2019
Sale of Common Stock	(3,500)	$14.5668	03/15/2019
Sale of Common Stock	(3,500)	$14.4552	03/15/2019
Sale of Common Stock	(3,150)	$14.4552	03/15/2019
Sale of Common Stock	(2,080)	$14.4552	03/15/2019
Sale of Common Stock	(160)	$14.4552	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	6,300	$1.1567	03/25/2019

5Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of November 15, 2019.

6   Represents shares of Common Stock underlying American-style call options purchased in the over-the-counter market with an expiration date of August 16, 2019.

CUSIP NO. 075896100

Merlin Partners Institutional, LP

Purchase of Common Stock	44,750	$15.2428	03/11/2019
Purchase of Common Stock	22,243	$15.3789	03/12/2019
Purchase of Common Stock	26,602	$15.5219	03/12/2019
Purchase of Common Stock	89,500	$15.6495	03/13/2019
Purchase of Common Stock	40,275	$15.5697	03/13/2019
Purchase of Common Stock	89,500	$15.1013	03/14/2019
Sale of Common Stock	(44,750)	$14.5668	03/15/2019
Sale of Common Stock	(44,750)	$14.4569	03/15/2019
Sale of Common Stock	(40,275)	$14.4569	03/15/2019
Sale of Common Stock	(26,602)	$14.4569	03/15/2019
Sale of Common Stock	(2,038)	$14.4569	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	81,000	$1.1596	03/25/2019

Ancora Merlin, LP

Purchase of Common Stock	5,250	$15.2432	03/11/2019
Purchase of Common Stock	2,610	$15.3798	03/12/2019
Purchase of Common Stock	3,121	$15.5226	03/12/2019
Purchase of Common Stock	10,500	$15.6497	03/13/2019
Purchase of Common Stock	4,725	$15.5701	03/13/2019
Purchase of Common Stock	10,500	$15.1013	03/14/2019
Sale of Common Stock	(5,250)	$14.5663	03/15/2019
Sale of Common Stock	(5,250)	$14.4569	03/15/2019
Sale of Common Stock	(4,725)	$14.4569	03/15/2019
Sale of Common Stock	(3,121)	$14.4569	03/15/2019
Sale of Common Stock	(239)	$14.4569	03/15/2019
Purchase of August 16, 2019 Call Options ($16.00 Strike Price)[6]	9,000	$1.1596	03/25/2019

Ancora Special Opportunity Fund

Purchase of Common Stock	10,000	$14.3581	03/18/2019
Purchase of Common Stock	2,000	$14.2180	03/18/2019
Purchase of Common Stock	3,000	$14.1516	03/18/2019
Purchase of Common Stock	5,000	$13.6900	03/21/2019

CUSIP NO. 075896100

Ancora/Thelen Small-Mid Cap Fund

Purchase of Common Stock	28,766	$15.5218	03/12/2019
Purchase of Common Stock	24,053	$15.3788	03/12/2019
Purchase of Common Stock	43,961	$15.5693	03/13/2019

Ancora Advisors, LLC

(Through certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors)

Purchase of Common Stock	653,802	$15.4482	03/12/2019
Purchase of Common Stock	527,065	$15.5944	03/13/2019
Purchase of Common Stock	4,869	$15.2463	03/14/2019
Sale of Common Stock	(3,800)	$13.9601	03/18/2019
Purchase of Common Stock	250	$13.7362	03/20/2019